As filed with the Securities and Exchange Commission on May 28, 2002.

Registration No. 0-____________

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

EVENTEMP CORPORATION

Incorporated pursuant to the Laws of Nevada

Internal Revenue Service — Employer Identification No. 88-0349241

5353 Memorial #4027, Houston, Texas 77007

Securities to be registered under Section 12(b) of the Act:

        Title of each class to be so registered:        None

        Name of each exchange on which each class is to be registered:        Not Applicable

Securities to be registered under Section 12(g) of the Act:        Common Stock, No Par Value

PART I

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

General

        Eventemp Corporation (the “Company”) was incorporated on November 30, 1995 under the laws of the State of Nevada. The address of the Company is 5353 Memorial #4027, Houston, Texas 77007, and its telephone number is 713/248-5981. The Company was formed for the purpose of commercially exploiting a proprietary self-contained climate control system for vehicles (known as the Etemp system) that allowed the user to call his or her vehicle from any available telephone and pre-cool or pre-heat the interior of the vehicle within five minutes before arriving with the engine turned off. The Company failed in achieving this purpose and has been inactive from a business perspective since the fall of 1999.

Change in Control

        Control of the Company recently changed hands in May 2002 when Bering Partners, LLC ("Bering"), a privately held Texas limited liability company, purchased 560,000 outstanding shares of the Company's common stock for an aggregate purchase price of $5,600. Bering used its own funds to acquire these shares. These shares were acquired in a privately negotiated transaction from a group of eight persons, who included George R. Jarkesy, Jr., D.M. Klausmeyer, David R. Strawn, Tortoise Leisure Co., Yvonne Jarkesy, Dwayne R. Deslatte, Joseph Luna and Patty Villa. Management believes that these persons collectively controlled the Company prior to Bering's share acquisition.

        Prior to the acquisition of these shares, Bering owned 526,154 outstanding shares of the Company’s common stock. Keith D. Spickelmier (a member and the sole manager of Bering) began acquiring shares of the Company’s common stock for his account in 1997. He acquired approximately 57,000 shares at an average market price of approximately $3.15 per share. To protect his investment in these shares, Mr. Spickelmier and Steven L. Gidumal (also a member of Bering) later acquired 326,154 shares in 2000 in a private placement and in consideration of the forgiveness of certain indebtedness owed by the Company. In 2001, Messrs. Spickelmier and Gidumal acquired an additional 200,000 shares. All of their 526,154 shares were contributed to Bering in connection with its formation.

        As a result of the recent share acquisition, Bering now owns 1,086,154 of the shares of the Company’s common stock constituting approximately 94.1% of the total shares outstanding. In connection with this stock sale and purchase, the following events occurred:

        1. The number of directors constituting the Board of Directors of the Company was initially expanded from one to two, and Keith D. Spickelmier was elected to the Board of Directors of the Company to fill the newly-created vacancy.

        2. Joseph Luna resigned from his seat on the Board of Directors of the Company.

        3. The number of directors constituting the Board of Directors of the Company was reduced from two to one, Mr. Spickelmier was elected to the offices of President, Treasurer and Secretary of the Company, and the office of Chief Executive Officer of the Company was eliminated.

        This registration statement is being prepared by the new management, but is based in certain parts on information previously communicated by prior management. The new management has no reason to believe that this information is not true and correct, although only a limited investigation has been undertaken to ascertain its accuracy in view of the difficulty in arriving at anything definitive in this regard. The new management believes that the information previously communicated by prior management and being relied upon in connection with the preparation of this registration statement is not material to the Company’s future.

Early Company History

Certain Stock Issuances

        In connection with the formation of the Company, an aggregate of 2,400,000 shares of the Company’s common stock were issued to the 12 original shareholders of the Company. These shares were issued in consideration of the promotional services of certain of these persons and $2,400 cash. Bradley S. Schroeder, the Company’s initial Chief Executive Officer and President, received 1,919,996 shares, while Vincent J. Cinquegrani, a consultant to and an employee of the Company, received 150,000 shares. An additional 150,000 common shares were issued to Mr. Cinquegrani on March 27, 1997 under his Employment Agreement, bringing his total share holdings in the Company to 300,000 common shares. On March 28, 1997, an additional 500,004 common shares were issued to Mr. Schroeder, as consideration for the Company’s acquisition of his Electric Vehicle Anti-theft Lock and Tracking Apparatus, bringing his total beneficial holdings to 2,420,000 common shares. Approximately one month later Mr. Schroeder transferred and assigned 2,220,000 common shares to Lords, Ltd., a Bahamas corporation. Mr. Schroeder retained 200,000 shares in his own name. Mr. Schroeder was the principal officer and directors of Lords, Ltd., and controlled all 2,220,000 common shares registered in the name of Lords, Ltd.

        To finance its operations, the Company participated in certain private bridge financings (“Bridge Financings”) in which the Company offered certain of its debt and equity securities. On or about January 1, 1996, the Company issued negotiable corporate promissory notes (“Bridge Notes”) in the aggregate principal sum of $141,250 to ten non-affiliated persons. At the time of that offering, eight note holders were Arizona residents, one investor resided in Colorado, and one in Ohio. These Notes bore interest at 10% per annum, and matured one year after date. One-year option rights were also issued to note holders enabling them to convert their notes into the Company’s common shares at $.75 per share. All note holders exercised their options, and aggregate of 188,331 common shares were issued to these note holders on October 31, 1996, in exchange for cancellation of notes.

        Pursuant to a Private Placement Memorandum dated August 21, 1996, the Company sold an aggregate of 12 Units at $10,000 per Unit (“Bridge One Units”). Each Bridge One Unit consisted of 10,000 common shares of the Company’s $.10 par value Common Stock and 5,000 Common Stock Purchase Warrants (“Bridge One Warrants”) entitling the holder to purchase 5,000 shares of Common Stock for a purchase price of $3.00 per share until December 31, 1997.

        On December 31, 1996, the Company made a written rescission offer to all 12 investors who had purchased Bridge One Units. The Company disclosed to the investors that the Memorandum had inadvertently contained inaccuracies. The investors were asked to examine an Amended Private Placement Memorandum prepared by its legal counsel and to elect whether they wished to rescind their prior purchase of securities and receive a full refund, or ratify and affirm their prior purchase of securities based upon the newly disclosed information in the amended Memorandum. None of the investors elected to rescind their purchases.

        Subsequent to the rescission offering, an aggregate of 25 additional Units were sold pursuant to the Amended Private Offering Memorandum dated December 20, 1996. The remaining Bridge Units were later sold to a Colorado Corporation, ABZ, Inc., in consideration of a corporate promissory note. The total offering of 40 Bridge Units was limited to 20 investors in the aggregate.

        As a result of the Bridge offering, an aggregate of 400,000 common shares of the Company’ s $.10 par value Common Stock, and 200,000 Common Stock Purchase Warrants exercisable at $3.00 per share until December 31, 1998, are outstanding. All proceeds from the Bridge Financings were used for working capital and general corporate purposes.

        From December 30, 1997 through March 31, 1998, holders of warrants exercised them to purchase 133,733 common shares for $401,199 cash.

        Near the middle of 2000, the Company effected a 1-for-65 reverse stock split. The share figures in this subsection captioned “Certain Stock Issuances” do not take into account this reverse stock split. All other share figures contained herein take into account the reverse stock split.

Controversy and Regulatory Actions

        During 1998, the Company became involved in several controversies relating to announcements about its business activities and the use of the Internet for corporate news. Many pages of information about the Company, both positive and negative, were posted on the Internet by various persons. This activity sparked investigations by the U.S. Securities and Exchange Commission (the “SEC”) and the California Department of Corporations (the “CADOC”). During June 1998, the CADOC issued a “desist and refrain” order against the Company. During August 1998, the SEC temporarily halted trading in the Company’s common stock.

        These developments germinated from relationships that the Company established in late 1997 with Morse Financial and Sloan Fitzgerald, Inc., which were to serve as the Company’s independent public relations consultants. On December 17, 1997, the Company discovered that Morse Financial had sent more than one million unsolicited e-mail messages to Internet subscribers regarding the Company. This practice, commonly known as “spamming,” was not authorized by the Company, and on December 18, 1997, the Company notified Morse Financial to cease sending any further e-mail concerning the Company. The Company eventually ceased working with Morse Financial, but continued working with Sloan Fitzgerald and entered into a formal agreement in this regard. Prior to the execution of this agreement Sloan Fitzgerald issued a couple of announcements regarding developments in the Company’ business. These announcements were made without the Company’s consent, contained erroneous and inflated statements, featured fabricated quotes purportedly from the Company’s management, and omitted other material information. After the Company became aware of these announcements, it notified Sloan Fitzgerald that it was not authorized to issue press releases without the prior consent of the Company, and that all the Company press releases had to be reviewed by the Company or its attorney. Eventually, the Company terminated its agreement with Sloan Fitzgerald.

        In March, 1998, the Company was contacted by Richard Hilgersom, an individual who had received unsolicited information about the Company, presumably in the “spamming” activity conducted by Morse Financial. Mr. Hilgersom apparently felt he was treated rudely when he contacted the Company, and began a personal campaign against the Company. He posted many messages on the Internet, usually entitled “Avoid Eventemp Corporation.” Mr. Hilgersom’s messages, which were obviously intended to damage the Company and presumably aimed at driving down the price of the Company shares, included allegations that the Company had committed felonies, and promoted stock fraud and market manipulation. The Company believed that much of what Mr. Hilgersom published was false and defamatory and contemplated legal action against him. Mr. Hilgersom had his attorney demand a payment from the Company of $10,000 to Mr. Hilgersom and $2,000 to Woodside Literacy Agency Fund, in return for which he would withdraw his comments and not make any further publications about the Company. Ultimately, neither the Company nor Mr. Hilgersom brought any legal action against the other.

        Mr. Hilgersom’s contacts and/or other factors prompted investigations by both the SEC and the CADOC. On August 10, 1998, the SEC temporarily suspended over-the-counter trading in the Company securities “because of questions that have been raised about the accuracy and adequacy of publicly disseminated information.” By law, this suspension dissolved 10 days after it was implemented. The SEC commenced an investigation into the Company, Sloan Fitzgerald and others in April 1998. It requested many documents and interviewed many people in its investigation, including the Company’s actual and potential customers, as well as certain other business associates. The Company produced documents and cooperated with the SEC, with a view to resolving this matter as soon as possible. The SEC took no further action.

        On June 3 and June 8, 1998, the CADOC issued “desist and refrain” orders enjoining the Company from offering or selling shares or disseminating misleading information. The orders were issued without contacting the Company or permitting the Company to address any allegations. The Company was named with several other corporations, including Sloan Fitzgerald and another of its clients. The Company produced documents and informed the CADOC that the Company was not offering or selling shares in California at the time the “desist and refrain” orders were issued. Near the fall of 1999, the Company entered into a consent order with the CADOC whereby the Company agreed not to violate the securities laws of the state of California.

Discontinuation of the Company's Original Business

        The Company was formed for the purpose of commercially exploiting a proprietary self-contained climate control system for vehicles (known as the Etemp system) that allowed the user to call his or her vehicle from any available telephone and pre-cool or pre-heat the interior of the vehicle within five minutes before arriving with the engine turned off. By 1999, the Company had developed a working prototype of this product, but management believed that the prototype needed further work and refinement before it could be successfully marketed commercially. In 1999, the Company ran out of money before this further work and refinement could be undertaken and completed. When money ran out, the Company attempted to find a joint venture partner to assist in the development of the Company’s product. Although the Company had a number of potential partners express an interest in establishing a relationship, no definitive agreement on such a relationship was ever entered into. By the spring of 2000, management abandoned its efforts to find a joint venture partner, and the Company has existed essentially as a “shell” since that time.

Current Company Situation

        The current primary activity of the Company currently involves seeking a company or companies that it can acquire or with which it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but the Company may limit candidates, if it so chooses, to a particular field or industry. The Company’s plans are in the conceptual stage only.

        The Board of Directors has elected to begin implementing the Company’s principal business purpose, described below under “ITEM 2. PLAN OF OPERATION.” As such, the Company can be defined as a “shell” company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

        The proposed business activities described herein classify the Company as a “blank check” company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company’s securities until such time as the Company has successfully implemented its business plan.

        The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company’s access to financial markets. In the event the Company’s obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

RISK FACTORS

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

        This registration statement contains statements that are forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “believe” and similar language. These statements involve known and unknown risks, including those resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities, and other business conditions, and are subject to uncertainties and assumptions set forth elsewhere in this registration statement. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update these statements.

        In addition to the other information in this registration statement, the following risk factors, among others, should be considered carefully in evaluating the Company and its business.

        NO RECENT OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has no recent operating history, has received no revenues since 1999 and has never earned a profit from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

        SPECULATIVE NATURE OF COMPANY’S PROPOSED OPERATIONS. The success of the Company’s proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company’s operations may depend upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company’s control.

        SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

        NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION; NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

        CONTINUED MANAGEMENT CONTROL; LIMITED TIME AVAILABILITY. While seeking a business combination, Keith D. Spickelmier, the sole director and officer of the Company, anticipates devoting only a fairly minimal amount of time to the business of the Company. Mr. Spickelmier has not entered into a written employment or non-compete agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on him. Notwithstanding the limited time commitment of Mr. Spickelmier, the loss of his services could adversely affect development of the Company's business. See ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS for more information about Mr. Spickelmier.

        CONFLICTS OF INTEREST. Keith D. Spickelmier, the sole director and officer of the Company, may in the future participate in business ventures that could compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event Mr. Spickelmier is involved in the management of any firm with which the Company transacts business. Management has adopted an unwritten policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

        REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

        LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even if there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

        LACK OF DIVERSIFICATION. In all likelihood, the Company’s proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity’s business. The Company’s inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company’s operations.

        REGULATION. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

        PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company’s common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company’s common stock beneficially owned by it, or resign from its positions with the Company. The resulting change in control of the Company could result in removal of present management or a reduction in its participation in the future affairs of the Company.

        REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company’s primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and could effect a change in the Company’s control and/or management.

        DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it believes to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company’s business, management, and financial statements. However, any public offering of securities for which an exemption under the Securities Act of 1933 is not available (including those issued in a business combination with the Company) must be registered.

        TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

        REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

ITEM 2. PLAN OF OPERATION

General

        The Company’s plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to restrict the Company’s virtually unlimited discretion to search for and enter into a business combination.

        The Company may seek a combination with a firm that only recently commenced operations, a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

        Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

        The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Current Reports on Form 8-K, agreements, and related reports and documents. Nevertheless, management has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

        The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offshore offerings under Regulation S.

Sources of Opportunities

        The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of the Company’s management as well as indirect associations between it and other business and professional people. The Company does not presently anticipate that it will engage any professional firm specializing in business acquisitions or reorganizations.

        Management, while not especially experienced in matters relating to the new business of the Company, will rely upon its own efforts and, to some extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company’s legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants, and none are anticipated in the future.

        As is customary in the industry, the Company may pay a finder’s fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company’s Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction.

        The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products that may be acquired. Accordingly, if the Company acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

Evaluation of Opportunities

        The analysis of new business opportunities will be undertaken by or under the supervision of management. See ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS for information about the Company’s current management. Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

         1. the available technical, financial and managerial resources

         2. working capital and other financial requirements

         3. history of operation, if any

         4. prospects for the future

         5. present and expected competition

         6. the quality and experience of management services which may be available and the depth of that management

         7. the potential for further research, development or exploration

         8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company

         9. the potential for growth or expansion

         10. the potential for profit

         11. the perceived public recognition or acceptance of products, services or trade

         12. name identification

        Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

        Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company’s shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company’s participation). Even after the Company’s participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

        The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

        There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company’s stock.

Acquisition of Opportunities

        In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, the Company’s management may, as part of the terms of the transaction, resign and be replaced in whole or in part without a vote of the Company’s shareholders.

        It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company’s Common Stock may have a depressive effect on such market.

        While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called “tax free” reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

        As part of the Company’s investigation, the Company’s management will meet personally with management and key personnel of the target company, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company’s limited financial resources and management expertise.

        The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

        With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company’s shareholders would acquire in exchange for their share holdings in the target company. Depending upon, among other things, the target company’s assets and liabilities, the Company’s shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company’s then shareholders.

        Management has advanced, and will continue to advance, funds used by the Company in identifying and pursuing agreements with target companies. Management could require that these funds be repaid from the proceeds of any transaction with the target company, and any agreement governing such a transaction may, in fact, be contingent upon the repayment of those funds.

Competition

        The Company is an insignificant participant among firms that engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms that have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company’s limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company’s competitors.

Regulation and Taxation

        Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

        The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

        The Company does not have any employees at the present time but relies upon the efforts of its sole director and officer, who will devote as much time as believed necessary to carry out the affairs of the Company.

ITEM 3. DESCRIPTION OF PROPERTY.

        The Company has no meaningful properties and assets, and at this time has no agreements to acquire any properties or assets. The Company intends to attempt to acquire assets or a business in exchange for its securities when assets or business desirable for the Company’s objectives have been identified.

        The Company’s offices are provided to the Company on a rent-free basis by Keith D. Spickelmier, the sole director and officer of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company’s needs for the foreseeable future.

        The Company may continue to have certain intellectual property pertaining to the Company’s former business. The determination of what rights (if any) may exist in this regard would require an expenditure of funds that the Company does not now have. Management believe that these rights (if any) will not be material to the Company’s future. However, if the Company ever has the funds, it may seek to determine what rights (if any) it still has in the intellectual property pertaining to the Company’s former business and seek to exploit these rights in whatever way is possible.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth as of May 28, 2002 information regarding the beneficial ownership of Common Stock (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) by each director; and (iii) by all directors and officers as a group.

         Name and Address of                                                    Beneficial Ownership(1)
           Beneficial Owner                                                     Number            Percent
           --------------------------------------------------------------------------------------------------

         Bering Partners, L.L.C.                                                1,086,154(2)     94.1%
         5353 Memorial #4027
         Houston, Texas 77007

         Keith D. Spickelmier                                                   1,087,030(3)     94.2%
         5353 Memorial #4027
         Houston, Texas 77007

         All directors and officers                                             1,087,030(3)     94.2%
         as a group (one person)

(1) Includes shares beneficially owned pursuant to options and warrants exercisable within 60 days.

(2) Keith D. Spickelmier serves as the sole Manager of Bering Partners, L.L.C. Accordingly, Mr. Spickelmier has sole voting power and sole investment power over these shares. These shares are also included in the table in the figures of shares beneficially owned by Mr. Spickelmier.

(3) Includes 876 shares held directly and 1,086,154 shares held by Bering Partners, L.L.C., a limited liability for which Mr. Spickelmier serves as the sole Manager. Mr. Spickelmier has sole voting power and sole investment power over these shares. These shares are also included in the table in the figures of shares beneficially owned by Bering Partners, L.L.C.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        Keith D. Spickelmier, age 40, has served as the sole Director, and the President, Treasurer & Secretary of the Company since May 2002. He has also served as an attorney in the capacity of Of Counsel with the law firm of Haynes and Boone LLP since April 2001. Mr. Spickelmier has also engaged in personal investment activity during that time. Prior to that time, Mr. Spickelmier had been a partner with the law firm of Verner, Liipfert, Bernhard, McPherson and Hand since 1993. He has an undergraduate degree from the University of Nebraska at Kearney and a law degree from the University of Houston.

        The authorized number of directors of the Company is presently fixed at one. A director serves for a term of one year that expires at the following annual stockholders’ meeting. Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed. Currently, the sole director of the Company receives no remuneration for his services as such.

        There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Blank Check Experience

        Mr. Spickelmier has not previously been an officer or a director of any "blank check" public reporting company, and he has not previously promoted any other blank check company.

Conflicts of Interest

        Mr. Spickelmier is associated with other firms involved in a range of business activities. Consequently, inherent conflicts of interest could arise in his acting as an officer and the sole director of the Company. Insofar as Mr. Spickelmier is engaged in other business activities, he anticipates he will devote only a minor amount of time to the Company’s affairs.

        Mr. Spickelmier may in the future become a shareholder, officer or director of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company, although he had no present intention to do so. Nevertheless, additional direct conflicts of interest may arise in the future with respect to Mr. Spickelmier’s acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of Mr. Spickelmier in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to Mr. Spickelmier’s attention insofar as such opportunities may relate to the Company’s proposed business operations.

        Mr. Spickelmier is, so long as he is an officer or a director of the Company, subject to the restriction that all opportunities contemplated by the Company’s plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies with which he is affiliated on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of Mr. Spickelmier. If the Company or the companies with which Mr. Spickelmier is affiliated both desire to take advantage of an opportunity, then Mr. Spickelmier would abstain from negotiating and voting upon the opportunity. However, Mr. Spickelmier may still individually take advantage of opportunities if the stockholders of the Company should decline to do so. Furthermore, Mr. Spickelmier has never promoted, is not promoting or will be promoting any other blank check company during his tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard.

ITEM 6. EXECUTIVE COMPENSATION.

        Keith D. Spickelmier, the sole director and officer of the Company, does not receive nor accrue any compensation for his services to the Company, nor has any director and officer of the Company received any compensation during the past three fiscal years. Mr. Spickelmier has agreed to act without compensation until after the consummation of a merger or acquisition, and he may receive no compensation even after the consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay any executive compensation. In addition, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its management or employees.

        Conceivably, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain Mr. Spickelmier for the purposes of providing services to the surviving entity, or otherwise provide other compensation to him. However, Mr. Spickelmier has personally adopted a policy whereby the offer of any post-transaction remuneration to him will not be a consideration in the Company’s decision to undertake any proposed transaction.

        Conceivably, persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, such an associate may be compensated for his referral in the form of a finder’s fee. This fee will probably be in the form of either cash or restricted common stock issued by the Company as part of the terms of the proposed transaction. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder’s fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder’s fee, either directly or indirectly, as a result of their respective efforts to implement the Company’s business plan outlined herein. Persons “associated” with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        None.

ITEM 8. DESCRIPTION OF SECURITIES.

Capital Stock.

        The Company’s authorized capital stock consists of 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value.

Common Stock.

        The authorized Common Stock of the Company consists of 50,000,000 shares, no par value. As May 28, 2002, 1,153,970 shares of Common Stock were outstanding. All of the shares of Common Stock are validly issued, fully paid and nonassessable. Holders of record of Common Stock will be entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment of provision for payment of the debts and other liabilities of the Company, including the liquidation preference of all classes of preferred stock of the Company, each holder of Common Stock will be entitled to receive his pro rata portion of the remaining net assets of the Company, if any. Each share of Common stock has one vote, and there are no preemptive, subscription, conversion or redemption rights. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors.

Preferred Stock.

        The Company’s Restated Articles of Incorporation authorizes the issuance of up to 10,000,000 shares of the Company’s preferred stock, no par value (the “Preferred Stock”). As of May 28, 2002, no shares of Preferred Stock were outstanding. The Preferred Stock constitutes what is commonly referred to as “blank check” preferred stock. “Blank check” preferred stock allows the Board of Directors, from time to time, to divide the Preferred Stock into series, to designate each series, to issue shares of any series, and to fix and determine separately for each series any one or more of the following relative rights and preferences: (i) the rate of dividends; (ii) the price at and the terms and conditions on which shares may be redeemed; (iii) the amount payable upon shares in the event of involuntary liquidation; (iv) the amount payable upon shares in the event of voluntary liquidation; (v) sinking fund provisions for the redemption or purchase of shares; (vi) the terms and conditions pursuant to which shares may be converted if the shares of any series are issued with the privilege of conversion; and (vii) voting rights. Dividends on shares of Preferred Stock, when and as declared by the Board of Directors out of any funds legally available therefor, may be cumulative and may have a preference over Common Stock as to the payment of such dividends. The provisions of a particular series, as designated by the Board of Directors, may include restrictions on the ability of the Company to purchase shares of Common Stock or to redeem a particular series of Preferred Stock. Depending upon the voting rights granted to any series of Preferred Stock, issuance thereof could result in a reduction in the power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Preferred Stock may be entitled to receive, prior to the distribution of any assets or funds to the holders of the Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Preferred Stock, the liquidation preference of Preferred Stock and other matters, the issuance of Preferred Stock could result in a reduction in the assets available for distribution to the holders of the Common Stock in the event of liquidation of the Company. Holders of Preferred Stock will not have preemptive rights to acquire any additional securities issued by the Company. Once a series has been designated and shares of the series are outstanding, the rights of holders of that series may not be modified adversely except by a vote of at least a majority of the outstanding shares constituting such series.

        One of the effects of the existence of authorized but unissued shares of Common Stock or Preferred Stock may be to enable the Board of Directors of the Company to render it more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer at a control premium price, proxy contest or otherwise and thereby protect the continuity of or entrench the Company’s management, which concomitantly may have a potentially adverse effect on the market price of the Common Stock. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal were not in the best interests of the Company, such shares could be issued by he Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Shares Eligible for Future Sale.

        Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company’s ability to raise additional capital through the sale of its equity securities in the future. As of May 28, 2002, the Company has issued and outstanding 1,153,970 shares of Common Stock, approximately 1,087,030 of which are believed to be “restricted” or “control” shares for purposes of the Securities Act of 1933 (the “Act”). “Restricted” shares are those acquired from the Company or an “affiliate” other than in a public offering, while “control” shares are those held by affiliates of the Company regardless as to how they were acquired. “Restricted” or “control” shares must generally be sold in accordance with the requirements of Rule 144 under the Act.

        In general, under Rule 144, one year must have elapsed since the later of the date of acquisition of restricted shares from the Company or any affiliate of the Company. No time needs to have lapsed in order to sell control shares. Once the restricted or control shares may be sold under Rule 144, the holder is entitled to sell within any three-month period such number of restricted or control shares that does not exceed the greater of 1% of the then outstanding shares or (in certain cases, if greater) the average weekly trading volume of shares during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of selling, notice requirements and the availability of current public information about the Company. Under Rule 144, if two years have elapsed since the holder acquired restricted shares from the Company or from any affiliate of the Company, and the holder is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person will be entitled to sell such Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

        Of the 1,087,030 shares believed to be “restricted” or “control” shares, 526,154 have been outstanding for over one year and thus will be eligible for sale under Rule 144 upon the effectiveness of this registration statement. In May 2003, the remainder of these restricted or control shares will have been outstanding for over one year and thus will be eligible for sale under Rule 144 assuming this registration statement has become effective. However, all of these 1,087,030 are held by an affiliate of the Company and must (by law) be sold subject to the volume limitations of Rule 144 described above, thus restraining the number of shares that can sold in any period of time.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

        The Company’s common stock had been quoted and traded on the over-the-counter market in the United States under the symbol “ETMP.” The Company’s common stock is not quoted at the present time. Management is fairly certain that no public sale of the Company’s common stock has occurred since May 2000. It also believes with less certainty that no such sale has occurred at any time since January 1, 2000. In any event, after a reasonable effort, management was unable to find any data regarding the bid, ask and sales prices of the Company’s common stock since January 1, 2000 (if any such data exists) to comply with SEC disclosure requirement in the event that sales of the Company’s common stock have occurred since January 1, 2000.

        As of May 20, 2002, the Company had 133 holders of record. Management believes that the Company has a considerable larger number of beneficial holders of its stock, although the exact number of these holders can not be determined.

        The Company has never paid cash dividends, and has no intentions of paying cash dividends in the foreseeable future.

        Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company’s securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. After a merger or acquisition has been completed, the Company’s current or new management will most likely contact prospective market makers. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii)the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks,the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        The National Association of Securities Dealers, Inc. (the “NASD”), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition,continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

        Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company’s securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing.The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company’s securities on a national exchange. In such events, trading, if any, in the Company’s securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company’s securities.

ITEM 2. LEGAL PROCEEDINGS.

        None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        The current management of the Company believes that during 1999 prior management issued an aggregate of 70,000 shares of the Company’s common stock to three persons for services they provided to the Company. The current management of the Company believes that these issuances were exempt pursuant to Regulation D under the Securities Act of 1933.

        During the second half of 2000, the Company issued an aggregate of 1,060,000 shares of the Company’s common stock to 11 persons for a per-share purchase price of $.01. The current management of the Company believes that these issuances were exempt pursuant to Regulation D under the Securities Act of 1933.

        During June 2000, the Company issued 26,154 shares of the Company’s common stock to a person in consideration of the forgiveness of $17,000 in indebtedness owed by the Company to such person. The current management of the Company believes that these issuances were exempt pursuant to Regulation D under the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

        The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company’s affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

        Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART III.

ITEM 1. INDEX TO EXHIBITS.

        The following Exhibits are filed herewith:

Exhibit No.         Description

3.01              Articles of Incorporation of the Company.*
3.02              Bylaws of the Company.*
4.01              Specimen Common Stock Certificate*

* To be filed by amendment

SIGNATURES

        In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EVENTEMP CORPORATION

By	/s/ Keith D. Spickelmier Keith D. Spickelmier, President

Dated: May 28, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors
        EvenTemp Corporation
        Houston, Texas

        We have audited the accompanying balance sheet of EvenTemp Corporation as of December 31, 2001, and the related statements of operations, changes in capital deficit, and cash flows for each of the two years ended December 31, 2001. These financial statements are the responsibility of the Eventemp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EvenTemp Corporation as of December 31, 2001, and the results of its operations and its cash flows for each of the two years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas
May 9, 2002

                              EVENTEMP CORPORATION
                                  BALANCE SHEET
                                December 31, 2001

ASSETS

Curent Assets
    Cash                                                             $    3,922
                                                                     ==========

LIABILITIES AND CAPITAL DEFICIT

Liabilities
    Accounts payable and accrued expenses                            $   54,537

CAPITAL DEFICIT

    Preferred stock, no par value, 10,000,000 shares
       authorized, no shares issued or outstanding
    Common stock, no par value, 50,000,000 shares
       authorized, 1,153,970 shares issued and outstanding
    Paid in capital                                                   2,351,800
    Retained deficit                                                 (2,402,415)
                                                                      ----------
       Total Capital Deficit                                         (50,615)
                                                                      ----------
       TOTAL LIABILITIES AND CAPITAL DEFICIT                         $    3,922
                                                                      ==========

                 See summary of significant accounting policies
                 and notes to consolidated financial statements.

                              EVENTEMP CORPORATION
                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2001 and 2000

                                                        2001            2000
                                                      --------       ----------
General and administrative expense                $   (8,203)         $ (15,055)
Interest income                                           72              1,052
                                                    ----------         ---------
       Net loss before extraordinary item             (8,131)           (14,003)

Extraordinary item
    Forgiveness of debt income                                           52,557
                                                    ----------        ----------
       NET INCOME (LOSS)                          $   (8,131)        $   38,554
                                                    ==========        ==========

Basic and diluted income (loss) per
    common share                                  $     (.01)        $      .09
Weighted average common shares
    outstanding                                    1,153,970            430,060

                 See summary of significant accounting policies
                 and notes to consolidated financial statements.

                              EVENTEMP CORPORATION
                    STATEMENTS OF CHANGES IN CAPITAL DEFICIT
                 For the Years Ended December 31, 2001 and 2000

                                Common                    Retained
                                Stock      Paid-in        Earnings
                                Shares     Capital        (Deficit)      Totals
                                -------   ----------     ----------    ---------
Balances at
  December 31, 1999              67,816   $2,273,025    $(2,432,838)  $(159,813)

Issuance of stock to
  extinguish debt                26,154       17,000                     17,000

Contribution by a founding
  shareholder of advances
  payable                                     51,175                     51,175

Issuance of stock for
   - cash                       860,000        8,600                      8,600
   - subscription receivable    200,000        2,000                      2,000

Net income                                                   38,554      38,554
                               ---------    ---------     ----------  ---------
Balances at
  December 31, 2000           1,153,970    2,351,800     (2,394,384)   (42,484)

Net loss                                                 (8,131)   (8,131)
                               ---------   ----------   -----------    ---------
Balances at
  December 31, 2001           1,153,970   $2,351,800    $(2,402,515)  $(50,615)
                              =========   ==========    ===========    =========

                 See summary of significant accounting policies
                 and notes to consolidated financial statements.

                              EVENTEMP CORPORATION
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2001 and 2000

                                                        2001             2000
                                                      --------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                $ (8,131)      $   38,554
    Adjustments to reconcile net loss to net
      cash provided by operating activities:
        Depreciation and amortization                                      372
        Forgiveness of debt income                                     (52,557)
      Changes in:
        Accounts receivable
        Prepaid expenses                                2,500          (2,500)
        Accounts payable and accrued expenses           5,195          (1,534)
                                                      --------         ---------
NET CASH USED BY OPERATING ACTIVITIES                  (436)         (17,665)
                                                      --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net proceeds from sale of stock                     2,000            8,600
    Advances by a founding stockholder                                   9,812
                                                      --------         ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES               2,000           18,412
                                                      --------         ---------
NET INCREASE IN CASH                                    1,564              747

CASH BALANCES
    -Beginning of period                                2,358            1,611
                                                      --------        ---------
    -End of period                                   $  3,922        $   2,358
                                                      ========        =========

SUPPLEMENTAL DISCLOSURES
    Interest paid in cash                            $      0        $       0

NON-CASH TRANSACTIONS
    Conversion of founding shareholder’s
      cash advances to equity                                        $  51,175

                 See summary of significant accounting policies
                 and notes to consolidated financial statements.

EVENTEMP CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and organization: EvenTemp Corporation (“EvenTemp”) was incorporated under the laws of the state of Nevada on November 13, 1995 and was authorized to do business in Arizona in September 1996. EvenTemp purchased its wholly-owned subsidiary, Polar Air Corporation, in February 1998, for the purposes of operating an auto repair and accessory business. This business ceased operating in August 1999.

Cash and cash equivalents: For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Accounts payable and accrued expenses consist of trade payables of $41,557 and state sales tax payable of $12,980.

Forgiveness of debt: During June 2000, one vendor cancelled liabilities totaling $55,557 in exchange for a cash payment of $3,000.

Use of Estimates: The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DISCONTINUED OPERATION AND SALE OF PROPERTY

In connection with the shutdown of its operations in 1999, EvenTemp disposed of all of its fixed assets, which consisted of a building and land, furniture, computers, leasehold improvements, and a vehicle during 1999. The net book value of the property at the time of sale was $422,216 and the proceeds were $311,947, resulting in a loss on the sale of $110,271. EvenTemp recorded the loss as an impairment of the assets as of December 31, 1998. The proceeds on the sale of the assets were as follows: $111,468 cash, $32,115 direct payments to creditors, and $168,364 payoff of mortgage notes principal and interest payable.

NOTE C - RELATED PARTY TRANSACTIONS

From time to time EvenTemp’s founding stockholder advanced and withdrew funds. The net advances to EvenTemp as of December 31, 2000 totaled $51,175. This shareholder has forgiven the debt and it is accounted for as a contribution to capital.

EVENTEMP CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE D - INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001, are as follows:

       Deferred tax asset                                              $  4,760
       Less:  valuation allowance                                       (4,760)
                                                                        --------
       Net current deferred tax assets                                 $      0
                                                                        ========

EvenTemp had prior net operating loss carryforwards of approximately $2,308,000. Internal Revenue Code Section 382 restricts or eliminates the use of net operating losses when more than 50% of EvenTemp ownership change occurs, as defined, within any 36-month period. Such an ownership change occurred in 2000 when 1,060,000 new shares were issued. As a result of this change, net operating loss carryforwards prior to this date of $2,294,000 may not be available.

NOTE E - STOCK SPLIT

On June 2, 2000, the Board of Directors authorized a 65-for-1 reverse stock split and a change in par value from $.10 to no par, thereby decreasing the number of issued and outstanding shares from 4,402,598 to 67,816. The effect of the change is reflected in the Statements of Capital Deficit retroactively to December 31, 1999.

EXHIBITS INDEX

Exhibit
Number            Description

3.01              Articles of Incorporation of the Company.*
3.02              Bylaws of the Company.*
4.01              Specimen Common Stock Certificate*

* To be filed by amendment